February 6, 2007

Mr. Mark S. Webb,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re: First California Financial Group, Inc.

(Form S-4, File No. 333-138161)

Dear Mr. Webb:

On behalf of our client, First California Financial Group, Inc. (the “Company” or “First California”), we enclose herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-4 (the “Form S-4”) and the Company’s responses to your letter, dated January 24, 2007 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form S-4. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 3. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 3.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the information available to us. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company represents that:

•	It will not assert the Staff’s review of the Form S-4 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. Please revise your disclosure for Items 402, 402 and 407 of Regulation S-K for the fiscal year ended December 31, 2006. Please refer to Release No. 33-8732A on Executive Compensation and Related Disclosure adopted on July 26 2006 and Executive Compensation and Related Person Disclosure Transition Questions and Answers at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf.1.

The Company has revised pages 187 to 213 in response to this comment.

Comparison of Rights of Holders of Common Stock, page 211

2. You are required to describe the material differences between the securities surrendered and the securities offered. See Item 4 of Form S-4. Please delete the third paragraph, which appears not to honor that obligation.

The Company has revised page 226 in response to this comment.

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

cc:	Timothy Geishecker

Amanda Roberts

Donald Walker

(Securities and Exchange Commission)

Romolo Santarosa

(FCB Bancorp)

David R. Brown

(First California Financial Group, Inc.)

Alan Spatz

(Troy & Gould PC)